December 20, 2005



Louis G. Baldwin
Chief Financial Officer
XTO Energy Inc.
810 Houston Street
Fort Worth, Texas 76102

	Re:	XTO Energy Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed February 25, 2005
		File No. 001-13884


Dear Mr. Baldwin:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Business and Properties, page 1

Reserves, page 10

1. We note that you include within your filing measures of estimated future net cash flows before and after income tax and present value of estimated future net cash flows discounted at 10% before income tax.
We consider these measures to be non-GAAP financial measures. As such, please provide the disclosures required by Item 10(e) of Regulation S-K. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of
SFAS 69.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21

Results of Operations, page 28

2. We note that you have explained your increases in revenue between
2002 through 2004 as partially resulting from increases in production, which was primarily due to acquisitions. Please expand your discussion and analysis to quantify how much of your production increase was due to acquisitions.

Notes to Consolidated Financial Statements, page 49

Note 15. Supplementary Financial Information for Oil and Gas
Producing
Activities, page 76

3. Please expand your disclosure of supplementary financial information for oil and gas producing activities to include the following:

* Capitalized costs for asset categories (a) through (d) in paragraph
11 of SFAS 19, or for a combination of those categories as appropriate. Refer to paragraphs 18 to 20 and Illustration 1 of SFAS
69 for further guidance.

* The results of operations for the year from oil and gas
producing
activities and the major components of those activities in the
aggregate.   Refer to paragraphs 24 to 29 and Illustration 3 of
SFAS
69 for further guidance.


Changes to Standardized Measure of Discounted Future Net Cash
Flows,
page 79

4. With regard to footnote (d), please tell us in detail the differences in the cost and present value assumptions that resulted in the variance between the reduction of the standardized measure for estimated property abandonment costs of $14.6 million and the same asset retirement obligation of $159.9 million.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ryan Milne at (202) 551-3688, or me at (202) 551-3684, if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne

Mr. Louis G. Baldwin
XTO Energy Inc.
December 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010